Inland Real Estate Corporation
                              Sticker Supplement


This Supplement No. 10 to the Company's Prospectus dated April 7, 1998 updates certain information in the sections of the Prospectus entitled "Real Property Investments" and "Plan of Distribution." Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.


                           Real Property Investments


On August 24, 1998, the Company acquired the entire simple interest in a Neighborhood Retail Center located at 81 Ludwig Drive in Fairview Heights, Illinois, known as "Fairview Heights Plaza" from Fairview Heights Associates, L.P., an unaffiliated third party for a purchase price of approximately $11,241,000.


                             Plan of Distribution

The Company commenced the Offering on April 7, 1998. As of August 23, 1998, the Company had accepted subscriptions for 8,975,160 shares ($89,347,718 net of Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance Fee). Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer-manager of the Offering and is entitled to receive selling commissions and certain other fees, as referenced in the Prospectus. As of August 23, 1998, these commissions and fees totaled $9,379,042. The Advisor is entitled to receive an Advisor Asset Management fee, as described more fully in the Prospectus. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services, as described more fully in the Prospectus.






                               SUPPLEMENT NO. 10
                             DATED August 27, 1998
                     TO THE PROSPECTUS DATED APRIL 7, 1998
                       OF INLAND REAL ESTATE CORPORATION

This Supplement  No.  10  is  provided  for  the  purpose  of supplementing the
Prospectus  dated  April  7,  1998  of  Inland  Real  Estate  Corporation  (the
"Company") as previously supplemented by Supplement No. 9 dated August 12, 1998, (which Supplement No. 9 superseded Supplement Nos. 1 through 8) and must be read in conjunction therewith. This Supplement No. 10 updates certain information in the sections of the Prospectus entitled "Real Property Investments" and "Plan of Distribution." Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.

                           Real Property Investments

Fairview Heights Plaza, Fairview Heights, Illinois

On August 24, 1998, the Company acquired the entire fee simple interest in a Neighborhood Retail Center located at 81 Ludwig Drive in Fairview Heights, Illinois known as "Fairview Heights Plaza" from Fairview Heights Associates, L.P., an unaffiliated third party, for approximately $11,241,000. The purchase price was funded using cash and cash equivalents. The purchase price was approximately $67.11 per square foot, which the Company concluded was fair and reasonable based on, among other things an appraisal received by the Company and presented to the Company's board of directors.

Fairview Heights Plaza, built in 1991, is a one-story, multi-tenant retail facility containing 167,491 leasable square feet. As of July 31, 1998, Fairview Heights Plaza was 100% leased. In evaluating Fairview Heights Plaza as a potential acquisition, the Company considered a variety of factors including location, demographics, tenant mix, price per square foot, existing rental rates compared to market rates, and occupancy. The Company believes that the center is located within a vibrant economic area. The center is located approximately 12 miles from St. Louis, Missouri and is connected to St. Louis by both a major highway and a newly complpeted metro station. Population in the Fairview Heights area has increased over the last six years and the area is considered a major shopping location with hotels, a regional mall and other centers containing national tenants. The Company did not consider any other factors materially relevant to the decision to acquire the property.

The Company does not anticipate making any significant repairs and improvements to Fairview Heights Plaza over the next few years. A substantial portion of any monies spent on repairs and improvements would be paid by the tenants, pursuant to the terms of the existing leases.

The table below sets forth certain information with respect to the occupancy rate at Fairview Heights Plaza expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot:

                                     Occupancy Rate              Effective
                                          as of                Annual Rental
                                      December 31,           Rate Per Leasable
            Year Ending               of Each Year               Square Ft
           December 31,                    (%)                      ($)
           ------------               ------------             -------------
               1997                        100                      7.34
               1996                        100                      7.44
               1995                        100                      7.37
               1994                         99                      7.34
               1993                         71                      5.70


Tenants leasing more than 10% of the total gross leasable area of the property are 1/2 Price Store, a discount store, Michaels, a craft supply store, Sports Authority, a sporting goods store, and Sears Home Life, a home goods store. These leases require the tenants to pay base annual rent on a monthly basis as follows:

                                           Base Rent
                                          Per Square
                  Approximate               Foot Per
                     GLA       % of Total    Annum           Lease Term
    Lessee          Leased        GLA         ($)       Beginning       To
   -----------    ----------- ----------- ------------ ------------ ---------
1/2 Price Store     60,137        36         6.55       Currently    08/31/99
                                             7.05       09/01/99     08/31/04
                                             7.55       09/01/04     12/31/09
  Option 1                                   8.05       01/01/09     12/31/14
                                             8.55       01/01/15     12/31/19
  Option 2                                   9.05       01/01/20     12/31/24

Michaels            22,176        13         8.75       Currently    01/31/99
                                             9.75       02/01/99     01/31/04
  Option 1                                  10.75       02/01/04     01/31/09
  Option 2                                  11.75       02/01/09     01/31/14

Sports Authority    40,588        24         7.25       Currently    07/31/11
  Option 1                                   7.75       08/01/11     07/31/16
  Option 2                                   8.25       08/01/16     07/31/21
  Option 3                                   8.75       08/01/21     07/31/26
  Option 4                                   8.75       08/01/26     07/31/31

Sears Home Life     36,360        22         7.50       Currently    04/30/01

For federal income tax purposes, the Company's depreciable basis in Fairview Heights Plaza will be approximately $8,500,000. Depreciation expense, for tax purposes, will be computed using the straight-line method. Buildings and improvements are depreciated based upon estimated useful lives of 40 years.

Real estate taxes payable in 1998 for the tax year ended 1997 (the most recent tax year for which information is generally available) are $160,295. The real estate taxes payable were calculated by multiplying the assessed value by a township multiplier of 1.0359 and a tax rate of 5.8652%.

On July 31, 1998, a total of 167,491 square feet was leased to eight tenants at Fairview Heights Plaza. The following tables set forth certain information with respect to the amount of and expiration of the leases at this Neighborhood Retail Center:

                  Approximate                         Current        Rent per
                      GLA       Lease     Renewal    Annual Rent    Square Foot
  Lessee            Leased      Ends      Option         ($)            ($)
  ------          ----------    -----     ------     -----------    -----------
1/2 Price Store     60,137      12/09    1/10 yr.      393,897          6.55
                                          1/5 yr.
E. Davis             4,030      07/03        -          56,420         11.68
Michaels            22,176      01/04     2/5 yr.      194,440          8.77
Sports Authority    40,588      07/11     4/5 yr.      294,263          7.25
Now Hear This        1,680      10/01        -          25,280         15.05
Blimpie              1,473      06/03        -          20,281         13.77
US Army Corp of
  Engineers          1,047      09/00        -          17,280         16.50
Sears Home Life     36,360      04/01        -         272,700          7.50



                                                              Average     Percent of    Percent of
                                                              Base Rent      Total      Annual Base
                                     Annual Base    Total     Per Square  Building GLA     Rent
                        Approx. GLA   Rent of       Annual    Foot Under  Represented   Represented
  Year       Number of  of Expiring  Expiring       Base      Expiring    by Expiring   By Expiring
 Ending       Leases      Leases     Leases        Rent (1)   Leases        Leases       Leases
December 31,  Expiring  (Sq. Ft.)       ($)          ($)         ($)          (%)          (%)
-----------  ---------  ----------- -----------  -----------  ----------  ------------- -----------

   1998           -          -           -        1,274,050        -           -             -

   1999           -          -           -        1,274,787        -           -             -

   2000           1         1,047      17,276     1,327,723      16.50         .63          1.30

   2001           2        38,040     298,740     1,314,083       7.85       22.71         22.73

   2002           -          -           -        1,016,080        -           -             -

   2003           2         5,503      82,371     1,016,816      14.97        3.29          8.10

   2004           1        22,176     216,216       934,445       9.75       13.24         23.14

   2005           -          -           -          748,297        -           -             -

   2006           -          -           -          748,297        -           -             -

   2007           -          -           -          748,297        -           -             -


(1) No assumptions were made regarding the releasing of expired leases.  It is the opinion of the Company's management  that  the  space  will  be  released  at  market  rates,  at the time of releasing.




The Company received an appraisal prepared by an independent appraiser who is a member in good standing of the American Institute of Real Estate Appraisers which reported a fair market value for the Fairview Heights Plaza property, as of July 9, 1998, of $11,400,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

                             Plan of Distribution

The Company commenced the Offering on April 7, 1998, and as of August 23, 1998 had accepted subscriptions for 8,975,160 shares ($89,347,718 net of Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance
Fees).

Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer manager of the Offering and is entitled to receive selling commissions and certain other fees, as referenced in the Prospectus. As of August 23, 1998, these commissions and fees totaled $9,379,042. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services. The Company incurred Property Management Fees of approximately $1,149,000 for the six months ended June 30, 1998 and $1,120,000 for the year ended December 31, 1997. The Advisor may also receive an annual Advisor Asset Management Fee of not more than 1% of the Average Invested Assets, paid quarterly. For the six months ended June 30, 1998, the Company had incurred Advisor Asset Management Fees of $980,376. For the year ended December 31, 1997, the Company had incurred Advisor Asset Management Fees of $843,000.






































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